Interim Report to Unitholders

September 30, 2026

Table of Contents

Interim Management Report of Fund Performance	3

Interim Financial Statements	7

This interim management report of fund performance is an analysis and explanation that is designed to complement and supplement the investment fund’s interim financial statements. A copy of the interim financial statements has been included within this Interim Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by contacting us using any of the methods noted under the Corporate Information section of this report, or by visiting our website at www.sprott.com or SEDAR at www.sedarplus.ca or EDGAR at www.sec.gov.

Unitholders may also contact us using any of the methods noted under the Corporate Information section of this report to request a copy of the investment fund’s most recent annual financial statements or quarterly portfolio disclosure. These documents are also available on our website.

Sprott Physical Platinum and Palladium TrustSeptember 30, 2026

Interim Management Report of Fund Performance (in U.S. dollars)

Management Discussion of Fund Performance

Investment Objective and Strategies

Sprott Physical Platinum and Palladium Trust (the “Trust”) is a closed-end mutual fund trust established under the laws of the Province of Ontario, Canada. Sprott Asset Management LP (the “Manager”) is the manager of the Trust. The Trust was created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices.

The units of the Trust are listed on the New York Stock Exchange Arca (“NYSE Arca”) under the ticker symbol “SPPP”, and the Toronto Stock Exchange (“TSX”) under the ticker symbols “SPPP” and “SPPP.U”.

Risks

The risks associated with an investment in the Trust remain as disclosed in the Trust’s most recent prospectus or any amendments thereto. During the period, there were no changes to the Trust that materially affected the overall risk level associated with an investment in the Trust.

Results of Operations

For the three months ended September 30, 2026, the net change in unrealized gains on physical platinum bullion amounted to $27.8 million and the net change in unrealized losses on physical palladium bullion amounted to $4.1 million, compared to the net change in unrealized gains on physical platinum bullion of $36.3 million and the net change in unrealized gains on physical palladium bullion of $21.0 million for the same period in 2025. For the three months ended September 30, 2026, the net realized gains on physical platinum bullion amounted to $9.2 million and the net realized gains on physical palladium bullion amounted to $3.8 million. Comparatively, for the same period in 2025, there were no realized gains or losses on physical platinum bullion and no realized gains or losses on physical palladium bullion. For the nine months ended September 30, 2026, the net change in unrealized losses on physical platinum bullion amounted to $96.9 million and the net change in unrealized losses on physical palladium bullion amounted to $75.3 million compared with the net change in unrealized gains on physical platinum bullion of $85.5 million and the net change in unrealized gains on physical palladium bullion of $42.2 million for the same period in 2025. The net realized gains on physical platinum bullion amounted to $15.3 million and the net realized gains on physical palladium bullion amounted to $5.7 million. Comparatively, for the same period in 2025, there were net realized losses on physical platinum bullion of $0.1 million and no realized gains or losses on physical palladium bullion.

During the nine months ended September 30, 2026, the Trust issued 1,214,856 units through the at-the-market offering program (the “ATM Program”) for gross proceeds of $17.7 million, and redeemed 7,091,420 units for $103.8 million of platinum and palladium bullion (including a partial cash outlay of $1.2 million) and 50 units for a nominal amount of cash. Comparatively, for the same period in 2025, the Trust issued 16,822,347 units for gross proceeds of $193.3 million, and redeemed no units.

The value of the net assets1 of the Trust as at September 30, 2026 was $530.9 million or $14.09 per unit, compared to $772.4 million or $17.73 per unit as at December 31, 2025. The Trust held 200,095 troy ounces of physical platinum bullion and 155,159 troy ounces of physical palladium bullion as at September 30, 2026, compared to 238,956 troy ounces of physical platinum bullion and 170,850 troy ounces of physical palladium bullion as at December 31, 2025. As at September 30, 2026, the spot price of physical platinum bullion was $1,716.22 per troy ounce and the spot price of physical palladium bullion was $1,207.97 per troy ounce, compared to the spot price for platinum bullion of $2,060.51 per troy ounce and the spot price for physical palladium bullion of $1,620.00 per troy ounce as at December 31, 2025.

1Net assets are equal to total assets less total liabilities (or total equity) on the unaudited statements of financial position.

Sprott Physical Platinum and Palladium TrustSeptember 30, 2026

The Trust returned -20.5% compared to the returns on spot platinum of -16.7% and on spot palladium of -25.4%, for the nine months ended September 30, 2026. Comparatively, for the same period in 2025, the Trust returned 51.1% compared to the returns on spot platinum and palladium of 73.6% and 38.2%, respectively.

The units closed at $13.43 on the NYSE Arca and $14.50 on the TSX on September 30, 2026 compared to closing prices of $16.84 on the NYSE Arca and $16.95 on the TSX on December 31, 2025. These units are denominated in U.S. dollars on both exchanges. During the nine months ended September 30, 2026, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 5.7%, compared to approximately 1.1% for the same period in 2025.

The Trust pays its own expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical bullion, and any expenses associated with the Independent Review Committee of the Trust. Operating expenses1 for the three months ended September 30, 2026 amounted to $0.5 million compared to $0.3 million for the same period in 2025. Operating expenses for the three months ended September 30, 2026 amounted to 0.36% of the average net assets2 during the period on an annualized basis, compared to 0.31% for the same period in 2025. Operating expenses3 for the nine months ended September 30, 2026 amounted to $1.4 million compared to $0.7 million for the same period in 2025. Operating expenses for the nine months ended September 30, 2026 amounted to 0.27% of the average net assets2 during the period on an annualized basis, compared to 0.37% for the same period in 2025.

Recent Developments

There were no changes to the Manager of the Trust, nor were there any material changes to the investment objective or processes.

On November 11, 2026, as permitted pursuant to the terms of the precious metals storage and custody agreement in respect of the Trust's physical platinum and palladium bullion, a revised fee structure, including for storage and physical redemptions, was introduced by The Royal Canadian Mint (the "Mint"). This revised fee structure takes effect on December 11, 2026 and includes:

•An approximate 8% reduction in standard platinum and palladium storage fees, subject to additional rebates or adjustments as described below.

•A standard redemption fee of, at the Mint's discretion, up to a maximum of 1.5% of the value of the platinum and palladium that are the subject of the redemption as calculated by the Mint using the London Bullion Market Association ("LBMA") price on the last business day of the given calendar month that the redemption notice is received.

•A supplementary redemption fee of 0.25% for each redemption notice received in a calendar year after the first redemption (including redemptions by affiliates) each year. For these purposes, identification of a redeeming unitholder will be based on beneficial ownership. For clarity, the calculation of the supplementary redemption fee is as follows:

(# of redemptions by redeeming unitholder and affiliates of redeeming unitholder to date, inclusive of current redemption, in the then-current calendar year - 1) x 0.25% x value of the platinum and palladium as calculated by the Mint using the LBMA price on the last business day of the given calendar month that the redemption notice is received.

If a redeeming unitholder and/or affiliates of the redeeming unitholder submit multiple redemptions in respect of the same monthly period, supplementary redemption fees will be calculated based on time of receipt or, if received at the same time, the redemption representing the least number of units will be calculated first.

1The operating expenses non-GAAP measure is calculated for the three-month period to September 30, 2026 as total expenses per the unaudited statements of comprehensive income (loss) less management fees of $0.7 million, sales tax of $0.1 million, and net foreign exchange losses (gains) of $nil (amounts for the three-month period to September 30, 2025 were $0.5 million, $nil and $nil, respectively).

2Average net assets is the average of the daily net asset value of the Trust for the applicable period.

3The operating expenses non-GAAP measure is calculated for the year-to-date period to September 30, 2026 as total expenses per the unaudited statements of comprehensive income (loss) less management fees of $2.6 million, sales tax of $0.2 million, and net foreign exchange losses (gains) of $nil (amounts for the year-to-date period to September 30, 2025 were $1.0 million, $0.1 million and $nil, respectively).

Sprott Physical Platinum and Palladium TrustSeptember 30, 2026

•50% of the supplementary redemption fees shall be credited to the Trust as a storage fee reduction by way of a rebate on standard storage fees.

•Standard storage fee amounts will be adjusted (i) by way of a rebate thereon from the Mint to the Trust to reflect the storage fee reduction in connection with supplementary redemption fees, or (ii) by way of a supplementary storage fee payable by the Trust to the Mint to ensure the Mint baseline fee amount as described immediately below is achieved. Any such rebate or payment will be made by the applicable party during the month immediately following the end of the calendar year (or the end of storage arrangements if storage arrangements are terminated during a calendar year).

•In calculating any adjustments to standard storage fees, the "Mint baseline fee amount" means, for each full calendar year (or portion thereof if storage arrangements are terminated during a calendar year), the aggregate of the standard storage fees (net of rebates) plus standard redemption fees plus supplementary redemption fees received by the Mint from or in respect of the Trust. The Mint baseline fee amount will be no less than the aggregate fees that would have been received by the Mint from or in respect of the Trust in accordance with the amounts noted above during such period.

Related Party Transactions

The transactions between the Trust and its related parties during the reporting period are outlined below:

Management Fees

The Trust pays the Manager, a monthly management fee equal to 1/12 of 0.50% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable sales taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the three months ended September 30, 2026, the Trust incurred management fees of $0.7 million compared to $0.5 million for the same period in 2025. For the nine months ended September 30, 2026, the Trust incurred management fees of $2.6 million compared to $1.0 million for the same period in 2025. As at September 30, 2026, the Trust has a nominal amount of management fee payable1 compared to $nil as at December 31, 2025.

1Included in Accounts payable on the unaudited statements of financial position, if any.

Sprott Physical Platinum and Palladium TrustSeptember 30, 2026

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the periods indicated. All dollar amounts are expressed in U.S. dollars.

The Trust’s Net Assets Per Unit1

	For the nine months ended September 30, 2026 (unaudited) $	For the year ended December 31, 2025 $	For the year ended December 31, 2024 $	For the year ended December 31, 2023 $	For the year ended December 31, 2022 $
Net assets, beginning of period	17.73	9.13	10.70	14.37	14.46
Increase (decrease) from operations[2]:
Total revenue	—	0.02	0.01	—	—
Total expenses	(0.10)	(0.13)	(0.10)	(0.12)	(0.14)
Realized gains (losses) for the period	0.50	0.01	—	—	0.23
Unrealized gains (losses) for the period	(4.09)	10.26	(1.58)	(3.41)	(0.63)
Total increase (decrease) from operations	(3.69)	10.16	(1.67)	(3.53)	(0.54)
Net assets, end of period	14.09	17.73	9.13	10.70	14.37

1This information is derived from the Trust’s unaudited interim and audited annual financial statements.

2Net assets per unit is calculated based on the actual number of units outstanding at the relevant period end date. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	For the nine months ended September 30, 2026 (unaudited)	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Total net asset value (000’s)[1]	$530,917	$772,384	$167,359	$116,291	$138,288
Number of Units outstanding[1]	37,690,223	43,566,837	18,320,669	10,872,372	9,622,518
Management expense ratio[2]	0.81%	1.01%	1.02%	1.07%	0.89%
Trading expense ratio[3]	N/A	N/A	N/A	N/A	N/A
Portfolio turnover rate[4]	2.55%	0.53%	—	0.08%	8.74%
Net asset value per Unit	$14.09	$17.73	$9.13	$10.70	$14.37
Closing market price – NYSE Arca	$13.43	$16.84	$8.89	$10.09	$13.61
Closing market price – TSX	$14.50	$16.95	$8.87	$10.29	$13.40

1This information is provided as at the date shown, as applicable.

2Management expense ratio (“MER”) is based on total expenses (including applicable sales taxes and excluding commissions) for the stated period and is expressed as an annualized percentage of the average daily net asset value during the period.

3The trading expense ratio represents total commissions and is expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is not applicable.

4The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the period. The higher the Trust’s portfolio turnover rate in a period, the greater the chance of an investor receiving taxable capital gains in the period. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

The indicated rates of return are the historical total returns, including changes in unit values, and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the net asset value of the units of the Trust.

Sprott Physical Platinum and Palladium TrustSeptember 30, 2026

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the periods shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
Return (%)
11.6%
35.3%
8.3%
44.7%
21.5%
(20.0)%
(0.6)%
(25.6)%
(14.6)%
94.1%
(20.5)%[1]
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

1For the nine months ended September 30, 2026.

Summary of Investment Portfolio

The following Top Holdings table shows the 25 largest positions (or all positions if the total number of positions is less than 25) held by the Trust as at September 30, 2026 based on the fair value of the position, expressed as a percentage of the Trust’s net asset value.

PORTFOLIO ALLOCATION		TOP HOLDINGS
Asset Class	% of Net Asset Value	Position	% of Net Asset Value
Platinum bullion	64.7	Physical platinum bullion	64.7
Palladium bullion	35.3	Physical palladium bullion	35.3
Cash	0.2	Cash	0.2
Other assets, less liabilities	(0.2)	Other assets, less liabilities	(0.2)
		Total	100.0

Total Net Asset Value (000’s)	$530,917

This summary of investment portfolio may change due to the portfolio transactions of the Trust.

Sprott Physical Platinum and Palladium Trust

Unaudited interim financial statements

September 30, 2026

Sprott Physical Platinum and Palladium Trust

Unaudited statements of comprehensive income (loss)

(in thousands of U.S. dollars, except unit and per unit amounts)

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
	$	$	$	$
Income
Net change in unrealized gains (losses) on platinum and palladium bullion (note 6)	23,668	57,328	(172,204)	127,713
Net realized gains (losses) on sales and redemptions of platinum and palladium bullion (note 6)	13,004	–	21,044	(64)
Other income	21	183	67	339
	36,693	57,511	(151,093)	127,988

Expenses
Management fees (note 8)	725	495	2,600	1,003
Bullion storage fees	260	95	686	240
Legal fees	152	85	278	244
Listing and regulatory filing fees	14	76	231	116
Sales tax	66	46	221	102
Unitholder reporting costs	55	13	94	39
Audit fees	35	24	84	71
Administrative fees	9	7	23	21
Independent Review Committee fees	2	3	6	8
Trustee fees	1	1	3	3
Custodial fees	1	1	3	2
Net foreign exchange losses (gains)	–	–	–	–
	1,320	846	4,229	1,849

Net income (loss) and comprehensive income (loss)	35,373	56,665	(155,322)	126,139
Weighted average number of Units	39,522,049	31,445,025	42,054,489	24,183,553

Increase (decrease) in total equity from operations per Unit	0.90	1.80	(3.69)	5.22

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited statements of financial position

(in thousands of U.S. dollars, except per unit amounts)

	As at September 30, 2026	As at December 31, 2025
	$	$
Assets
Cash	963	12,042
Platinum bullion (note 6)	343,408	492,370
Palladium bullion (note 6)	187,427	276,777
Total assets	531,798	781,189

Liabilities
Due to broker	—	8,495
Accounts payable	881	310
Total liabilities	881	8,805

Equity
Unitholders’ capital	481,287	534,482
Unit premiums and reserves	8	8
Retained earnings (deficit)	69,326	257,486
Underwriting commissions and issue expenses	(19,704)	(19,592)
Total equity (note 7)	530,917	772,384

Total liabilities and equity	531,798	781,189

Total equity per Unit	14.09	17.73

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert Director	John Ciampaglia Director

Sprott Physical Platinum and Palladium Trust

Unaudited statements of changes in equity

(in thousands of U.S. dollars, except unit amounts)
For the nine months ended September 30, 2026 and 2025

	Number of Units Outstanding	Unitholders’ Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2025	18,320,669	216,985	(32,816)	(16,817)	7	167,359
Proceeds from issuance of Units (note 7)	16,822,347	193,326	—	—	—	193,326
Net income (loss) and comprehensive income (loss) for the period	—	—	126,139	—	—	126,139
Underwriting commissions and issue expenses	—	—	—	(1,789)	—	(1,789)
Balance as at September 30, 2025	35,143,016	410,311	93,323	(18,606)	7	485,035
Balance as at January 1, 2026	43,566,837	534,482	257,486	(19,592)	8	772,384
Proceeds from issuance of Units (note 7)	1,214,856	17,720	—	—	—	17,720
Cost of redemption of Units (note 7)	(7,091,470)	(70,915)	(32,838)	—	—	(103,753)
Net income (loss) and comprehensive income (loss) for the period	—	—	(155,322)	—	—	(155,322)
Underwriting commissions and issue expenses	—	—	—	(112)	—	(112)
Balance as at September 30, 2026	37,690,223	481,287	69,326	(19,704)	8	530,917

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited statements of cash flows

(in thousands of U.S. dollars)

	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
	$	$
Cash flows from operating activities
Net income (loss) for the period	(155,322)	126,139
Adjustment to reconcile net income (loss) for the period to net cash from operating activities
Net change in unrealized (gains) losses on platinum and palladium bullion	172,204	(127,713)
Net realized (gains) losses on sales and redemptions of platinum and palladium bullion	(21,044)	64
Net changes in operating assets and liabilities
(Increase) decrease in other assets	—	(33)
Increase (decrease) in due to broker	(8,495)	24,550
Increase (decrease) in accounts payable	571	(317)
Net cash provided by (used in) operating activities	(12,086)	22,690

Cash flows from investing activities
Purchases of platinum and palladium bullion	(17,517)	(189,475)
Sales of platinum and palladium bullion	2,107	282
Net cash provided by (used in) investing activities	(15,410)	(189,193)

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	17,720	193,326
Payments on redemption of Units (note 7)	(1,191)	—
Underwriting commissions and issue expenses	(112)	(1,789)
Net cash provided by (used in) financing activities	16,417	191,537

Net increase (decrease) in cash during the period	(11,079)	25,034
Cash at beginning of period	12,042	311
Cash at end of period	963	25,345

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust
Notes to financial statements – Trust specific information                September 30, 2026

(in thousands of U.S. dollars, unless otherwise indicated)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices. The Trust will only purchase and expects only to own “Good Delivery Bars” as defined by the London Platinum and Palladium Market (“LPPM”), with each bar purchased being verified against the LPPM source by representatives from the Trust’s custodian, the Royal Canadian Mint.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the nine months ended September 30, 2026 and year ended December 31, 2025 is presented as follows:

	September 30, 2026	December 31, 2025
	$	$
Balance at beginning of period	769,147	167,365
Purchases	17,517	310,441
Sales	(2,107)	(1,936)
Redemptions for physical bullion	(102,562)	—
Net change in unrealized gains (losses)	(172,204)	293,022
Net realized gains (losses) on sales and redemptions for physical bullion	21,044	255
Balance at end of period	530,835	769,147

The acquisition costs of physical platinum bullion as at September 30, 2026 and December 31, 2025 were $268,274 and $320,375, respectively. The acquisition costs of physical palladium bullion as at September 30, 2026 and December 31, 2025 were $174,662 and $188,669, respectively.

Market Risk

a) Other Price Risk

If the market value of each of platinum and palladium bullion increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $5.3 million (December 31, 2025: $7.7 million); conversely, if the value of each of platinum and palladium bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at September 30, 2026, approximately ($241) (December 31, 2025: ($166)) of the Trust’s net balance of other assets and accounts payable were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. dollars would not have a material impact to the Trust.

Sprott Physical Platinum and Palladium Trust
Notes to financial statements – Trust specific information                September 30, 2026

(in thousands of U.S. dollars, unless otherwise indicated)

Concentration Risk

The Trust’s risk is concentrated in physical platinum and palladium bullion held across two locations, whose value constitutes 64.7% of total equity for physical platinum bullion and 35.3% of total equity for physical palladium bullion as at September 30, 2026 (63.7% of total equity for physical platinum bullion and 35.8% of total equity for physical palladium bullion held across two locations as at December 31, 2025).

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable sales taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. As at September 30, 2026, the Trust has a nominal amount of management fee payable compared to $nil as at December 31, 2025.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2025, the Trust had capital losses available for tax purposes of $456 (December 31, 2024: $436).

Related Party Disclosures (note 8)

During the reporting period, the Trust paid the Manager management fees, as discussed above.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements                                     September 30, 2026

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts established under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols, respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009, February 1, 2010, February 27, 2015 and November 13, 2020	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010, February 27, 2015 and November 13, 2020	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold and Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The unaudited statements of financial position for the Trusts are as at September 30, 2026 and December 31, 2025. The unaudited statements of comprehensive income (loss) are for the three and nine month periods ended September 30, 2026 and 2025, and the unaudited statements of changes in equity and unaudited statements of cash flows for the Trusts are for the nine month periods ended September 30, 2026 and 2025. These unaudited interim financial statements were authorized for issue by the Manager on November 11, 2026.

2. Basis of Preparation

These unaudited interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in equity during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000s) unless otherwise indicated.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements                                     September 30, 2026

3. Summary of Material Accounting Policies

The following is a summary of material accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards (“IAS”) 40, Investment Property fair value model. Investment transactions in physical bullion are accounted for on the trade date basis. Realized and unrealized gains and losses of holdings are calculated on a weighted average cost basis.

Other financial assets and liabilities

Other financial assets and liabilities are recognized at fair value upon initial recognition. Other financial assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost. Other financial liabilities such as accounts payable are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability. As a result, the Manager has determined that the Trusts are in substance not taxable and therefore do not record income taxes in the statements of comprehensive income (loss) nor do they recognize any deferred tax assets or liabilities in the statements of financial position.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. dollar. Each Trust’s performance is evaluated and its liquidity is managed in U.S. dollars. Therefore, the U.S. dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Future accounting standards

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces changes with how an entity presents its statement of operations, including mandatory totals and subtotals, as well as classification of income and expenses into five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 also requires additional disclosure around management-defined performance measures.

IFRS 18 is effective for the Trust’s fiscal year beginning January 1, 2027 and will be applied retrospectively. The Trust is currently assessing the impacts of the conversion to IFRS 18.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For income tax purposes, the Trusts generally treat gains (or losses) from the disposition of bullion as capital gains (or losses), rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains (or losses), although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements                                     September 30, 2026

The Trusts based their assumptions and estimates on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable, due to broker, and accounts payable, where applicable, approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as noted in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and managing risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their assets and liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such assets and liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements                                     September 30, 2026

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since their primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to broker, accounts payable and management fees payable, where applicable, have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Incremental costs directly attributable to the issue of new units are shown in equity as a deduction from the proceeds. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. In this regard, a unitholder may also receive cash when redeeming Units in exchange for physical bullion to satisfy the value of any partial redemption. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements                                     September 30, 2026

The Trusts’ units are classified as equity on the statements of financial position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation for classification as equity. The units entitle the holder to a pro-rata share of net assets, are the most subordinate class, and total expected cash flows attributable to the units are based on the change in fair value of the Trust.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities) calculated using the value of physical bullion based on the end-of-day price provided by a widely recognized pricing source.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trust’s objectives for managing capital are:

•To invest and hold substantially all of the Trust’s assets in physical bullion; and

•To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Platinum and Palladium Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2600, PO Box 26
Toronto, Ontario M5J 2J1
Toll Free: (888) 622-1813
Email: bullion@sprott.com

Auditors

KPMG LLP
Bay Adelaide Centre
333 Bay Street
Suite 4600
Toronto, Ontario M5H 2S5

Legal Counsel

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Seward & Kissel LLP

901 K Street NW, 8th Floor

Washington, DC 20001

www.sprott.com